SEWARD & KISSEL LLP
                               1200 G Street, N.W.
                                    Suite 350
                              Washington, DC 20005

                              Phone: (202) 737-8833
                               Fax: (202) 737-5184

                                                 October 3, 2005

VIA EDGAR
Ms. Alison T. White
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


          Re: Schedule 14A of AllianceBernstein Variable
          Product Series Fund, Inc. (the "Fund")
          File Nos. 033-18647; 811-05398

Dear Ms. White:

     This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") on the proxy filed on Schedule 14A for the Fund (the "Proxy") as provided by email to the undersigned on September 23, 2005. The Staff's comments and our responses are discussed below.

     1. Disclose the differences between the Proxy and the proxy statements filed by the AllianceBernstein retail funds (the "Retail Fund Proxy") filed on September 8, 2005. Confirm that this filing incorporates all changes in response to the Staff's comments to the Retail Fund Proxy provided on August 19, 2005.

          In addition to changes due to the fact that the Fund's shareholders are insurance companies that offer interests in the Fund's shares held by the insurance companies to their contract holders, the Proxy and the Retail Fund Proxy differ materially as follows:

          Proposal One:       No material differences.

          Proposal  Two:      No material differences except that the Proxy
                              excludes certain changes included in the Retail
                              Fund Proxy that are not applicable to the Fund.

          Proposal  Three:    The Proxy only includes proposals applicable to
                              portfolios of the Fund. In addition, the Proxy adds new proposals not included in the Retail Fund
                              Proxy that are applicable only to portfolios of the Fund:



                              - Proposal 3.W. (Repurchase Agreements), - Proposal 3.X (Securities with Maturities of Greater Than One Year),

                              - Proposal 3.Y. (Acquisitions of Certain Preferred Stock and Debt Securities) and

                              - Proposal 3.Z (Investments in Government Securities Consistent with Internal Revenue Code Requirements).

          Proposal  Four:     No material differences with respect to Proposal
                              4.A. In Proposal 4.B., the proposed changes are specific to the individual portfolios affected and thus different from the proposals in the Retail
                              Fund Proxy, but the basic concept (changing the investment objective and classifying it as non-fundamental) is unchanged.

          The Proxy includes all changes in response to the Staff's comments to the Retail Fund Proxy.

     2. State the number of board members who attend the prior year's annual meeting. See Item 7(h)(3) of Schedule 14.

          No annual meeting was held in the prior year. Therefore, no disclosure regarding the attendance of the Fund's board members at the prior year's meeting was included in the Proxy.

     3. Please disclose how the Mandatory and Other Redemption Provisions of Proposal Two would apply to insurance funds.

          Because the insurance funds are the shareholders of the Fund, the Mandatory and Other Redemption Provisions apply to the insurance funds as they do to any other shareholder. The Fund does not believe any additional disclosure is necessary.

     4. It is unclear why you have put brackets around the statement that "[a]so, in instances where a Portfolio's investment objective differs from its retail counterpart offered through the AllianceBernstein Funds, Alliance recommended the revision of the Portfolio's investment objective to conform it to its retail counterpart" in Proposal 4.B. Please revise.

          The Proxy has been revised in response to this comment by removing the brackets.

     5. We are unable to locate the disclosure required by items 9(e)(5)(ii) and 9(e)(6) of Schedule 14A. Please advise or revise.

          This disclosure is provided on page 40 of the Proxy in the last sentence of the second-to-last paragraph of the Fee section of Part III of the Proxy which states: "All of the amounts for Audit Fees, Audit-Related Fees and Tax Fees in Table 1 are for services pre-approved by the Audit Committee."

     6. Confirm, if true, that the statement "[I]f this Proxy is executed but no instruction is given, the votes entitled to be cast by the undersigned will be cast `FOR' each of the nominees for director and `FOR' each of the other proposals as described in the Proxy Statement" will be printed in bold-face type. See ss. 14a-4(b)(1) of Regulation 14A.

          The above-referenced statement will be printed in bold-face type.

     We have been authorized by the Fund to represent to the staff of the SEC that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Fund represents that it will not assert any such action or changes in its disclosures in response to staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Fund further acknowledges that any action of the SEC or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

     If you have any additional comments or questions, please contact Kathleen Clarke or me at (202) 737-8833.


                                                 Sincerely,

                                                 /s/Anthony Tu-Sekine
                                                 -----------------------------
                                                 Anthony Tu-Sekine


cc: Joseph Bertini
    Kathleen K. Clarke


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